Exhitib 99.1
WESTERN INVESTMENT LLC
7050 S. Union Park Center, Suite 590
Midvale, Utah 84047
December 21, 2007

BY HAND AND FEDEX

Neuberger Berman Realty Income Fund Inc.
605 Third Avenue, 2nd Floor
New York, New York 10158
Attn:  Corporate Secretary

Dear Sir:

Western Investment, LLC (“Western”) is submitting the attached resolution and supporting statement for inclusion in the proxy statement of Neuberger Berman Realty Income Fund Inc. (the “Fund”) relating to the next annual meeting of stockholders of the Fund.  The resolution and supporting statement attached hereto as Exhibit A requests that the Board of Directors investigate suitable alternatives to replace Neuberger Berman Management Inc. as investment manager of the Fund.

As of the date hereof, Western is the beneficial owner of approximately 2,430,138 shares of common stock of the Fund.  Western is the holder of record of approximately 1,017 of the shares and is the beneficial owner of an additional 2,429,121 shares through certain of its affiliates.  As of the date hereof, Western has continuously held at least $2,000 in market value of the Fund’s securities entitled to be voted on the proposal for at least one year, as evidenced by Western owning shares in record name since September 18, 2006 and the Schedule 13D, and amendments thereto, attached hereto as Exhibit B, and intends to hold such shares through the date of the next annual meeting of stockholders.

Western’s representatives will appear in person or by proxy to bring the resolution before the meeting.

*              *              *

This notice is submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.  The attached resolution and supporting statement are requested to be included in the Fund’s proxy material for its next annual meeting of stockholders.  Should you have any questions regarding this matter, please call the undersigned at (801) 942-7803.

Western Investment LLC

By:	/s/ Arthur D. Lipson

Arthur D. Lipson, Managing Member

Exhibit A

Stockholder Proposal

RESOLVED, that the stockholders of Neuberger Berman Realty Income Fund Inc. (the “Fund”) hereby request that the Board of Directors immediately establish a special committee consisting solely of independent directors to investigate suitable alternatives to replace the Fund’s current investment manager, Neuberger Berman Management Inc.

Supporting Statement:

This proposal provides stockholders with the opportunity to advise the Board of Directors of their serious concerns regarding the performance of the Fund’s investment manager, Neuberger Berman Management Inc. (“Neuberger Berman”).  As an owner, together with our affiliates, of approximately 8.9% of the Fund’s common shares outstanding, we believe that in order to improve investment results and maximize stockholder value the Fund should replace its investment manager.

In our view, Neuberger Berman’s performance over the life of the Fund has been extremely disappointing.  Neuberger Berman has from the Fund’s inception through December 19, 2007, the date immediately prior to the submission of this proposal, significantly underperformed the REIT market as measured by a readily available alternative, the iShares Dow Jones U.S. Real Estate Index Fund (“IYR”).  Total return for the Fund over that time was approximately 71.09%.  Over the same period, however, IYR returned approximately 100.68%, over 40% more than the Fund.1  We believe this performance, which spans the life of the Fund and shows no signs of improving, necessitates change beginning with the replacement of the party responsible for the Fund’s performance, Neuberger Berman.

In light of the Board of Directors’ fiduciary obligations to stockholders, we believe it is incumbent upon the Board to take immediate action to replace Neuberger Berman with an investment manager for the Fund that will, at a minimum, bring the Fund’s returns in line with the market.  While the adoption of this proposal will not legally bind the Board of Directors, we believe its adoption will send the Board an important message.

If you believe the Fund should immediately explore alternatives to replace Neuberger Berman with a truly first-rate fund manager in order to better maximize the value of your shares, please vote FOR this proposal.

1 Source: Bloomberg

Exhibit B